Filed pursuant to Rule 424(b)(3)
Registration No. 333-224990

AMENDMENT NO. 1 DATED APRIL 21, 2021

to Prospectus Supplement dated November 14, 2019

(to Prospectus dated May 23, 2018)

BLUEROCK RESIDENTIAL GROWTH REIT, INC.

This Amendment No. 1 to Prospectus Supplement, or this amendment, amends our prospectus supplement dated November 14, 2019, or prospectus supplement.  This amendment should be read in conjunction with the prospectus supplement and the prospectus dated May 23, 2018, each of which are to be delivered with this amendment. This amendment amends only those sections of the prospectus supplement listed in this amendment; all other sections of the prospectus supplement remain as is. Unless otherwise defined in this amendment, capitalized terms used have the same meanings as set forth in the prospectus supplement.  The purpose of this amendment is to disclose the following:

1.	The reallocation of 11,800,000 shares of our Series T Redeemable Preferred Stock, par value $0.01 per share (“Series T Redeemable Preferred Stock”), from our Series T Redeemable Preferred Stock dividend reinvestment plan (the “Series T DRIP”) to our primary offering of Series T Redeemable Preferred Stock; and

2.	The extension of the offering period for the Series T Redeemable Preferred Stock. In connection with this extension, the offering period for the Series T Redeemable Preferred Stock will continue until the earlier of (i) the effectiveness of the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 20, 2021 or (ii) November 19, 2021, unless earlier terminated by the Company.

1.	Reallocation of DRIP Shares to Primary Offering

This amendment replaces in its entirety the subheading on the cover page to the prospectus supplement with the following text:

Series T Redeemable Preferred Stock

Maximum of 31,800,000 Shares in Primary Offering

Maximum of 200,000 Shares Pursuant to Dividend Reinvestment Plan

(Liquidation Preference $25.00 per share of Series T Redeemable Preferred Stock (subject to adjustment))

This amendment replaces in its entirety the second paragraph on the cover page to the prospectus supplement with the following text:

We are offering a maximum of 31,800,000 shares of our Series T Redeemable Preferred Stock, par value $0.01 per share, referred to as our Series T Redeemable Preferred Stock, in our primary offering at a public offering price of  $25.00 per share. We are also offering up to 200,000 shares of Series T Redeemable Preferred Stock pursuant to a dividend reinvestment plan (the “Series T DRIP”) at $25.00 per share. We reserve the right to reallocate the shares of Series T Redeemable Preferred Stock we are offering between our primary offering and the Series T DRIP. This prospectus supplement also covers shares of our Class A common stock, par value $0.01 per share, that may be issuable upon redemption of the shares of Series T Redeemable Preferred Stock sold pursuant to our primary offering and issued pursuant to the Series T DRIP.

This amendment replaces in its entirety the table on the cover page to the prospectus supplement with the following table:

	Per Share	Maximum Offering(1)
Public offering price, primary offering(2)	$25.00	$795,000,000.00	(3)
Public offering price, Series T DRIP(2)	$25.00	$5,000,000.00
Selling commissions(4)(5)(6)	$1.75	$55,650,000.00
Dealer manager fee	$0.75	$23,850,000.00
Proceeds, before expenses, to us	$22.50	$715,500,000.00

This amendment replaces in its entirety the second-to-last paragraph on the cover page to the prospectus supplement with the following text:

The dealer manager of this offering is Bluerock Capital Markets, LLC, or Bluerock Capital Markets, an affiliate of Bluerock Real Estate, L.L.C. The dealer manager is not required to sell any specific number or dollar amount of shares of Series T Redeemable Preferred Stock, but will use its “reasonable best efforts” to sell the shares of Series T Redeemable Preferred Stock offered. The minimum permitted purchase is generally $5,000, but purchases of less than $5,000 may be made in the sole discretion of the dealer manager. We expect to sell up to 31,800,000 shares of our Series T Redeemable Preferred Stock in this offering by the earlier of (i) the effectiveness of the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 20, 2021 or (ii) November 19, 2021, unless earlier terminated by the Company, in our sole discretion. We may terminate this offering at any time, or may offer shares of our Series T Redeemable Preferred Stock pursuant to a new registration statement, including a follow-on registration statement.

This amendment replaces in its entirety the first paragraph under the section entitled “The Offering” and subsection entitled “Series T Redeemable Preferred Stock offered by us” on page S-7 of the prospectus supplement with the following text:

A maximum of 31,800,000 shares of Series T Redeemable Preferred Stock will be offered through our dealer manager in our primary offering on a reasonable best efforts basis. We are also offering up to 200,000 shares of Series T Redeemable Preferred Stock pursuant to a dividend reinvestment plan (the “Series T DRIP”) at $25.00 per share. We reserve the right to reallocate the shares of Series T Redeemable Preferred Stock we are offering between our primary offering and the Series T DRIP.

This amendment replaces in its entirety the subsection entitled “Estimated use of proceeds” on page S-15 of the prospectus supplement with the following text:

Estimated use of proceeds

Assuming (1) the sale of the maximum offering amount in our primary offering, and (2) no sales pursuant to the Series T DRIP, we estimate that we will receive net proceeds from the primary offering of approximately $703.6 million after deducting estimated offering expenses, including selling commissions and the dealer manager fee, payable by us of approximately $91.4 million. We intend to use the net proceeds from this offering for future investments and acquisitions and for other general corporate and working capital purposes, which may include the funding of capital improvements at properties. See “Estimated Use of Proceeds.”

This amendment replaces in its entirety the first paragraph and the table under the section entitled “Estimated Use Of Proceeds” on page S-27 of the prospectus supplement with the following text:

ESTIMATED USE OF PROCEEDS

The table below sets forth our estimated use of proceeds from this offering, assuming that (1) we sell the maximum of 31,800,000 shares of our Series T Redeemable Preferred Stock in our primary offering at the public offering price of  $25.00 per share for maximum gross offering proceeds of $795 million, and (2) we do not sell any shares of our Series T Redeemable Preferred Stock pursuant to the Series T DRIP.

Estimated Application of Proceeds of Primary Offering

	Maximum Offering
	Amount	Percent
Gross offering proceeds	$795,000,000	100.00%
Offering expenses:
Selling commissions(1)	$55,650,000	7.00%
Dealer manager fee(1)	$23,850,000	3.00%
Other offering expenses(2)	$11,925,000	1.50%
Amount available for investment(3)	$703,575,000	88.50%
Cash down payment (equity)	$665,415,000	83.70%
Acquisition expenses	$30,210,000	3.80%
Working capital reserve	$7,950,000	1.00%
Proceeds invested	$703,575,000	88.50%
Offering expenses	$91,425,000	11.50%
Total application of proceeds	$795,000,000	100.00%

This amendment replaces in its entirety the second full paragraph on page S-28 of the prospectus supplement with the following text:

Assuming the maximum offering, we estimate that we will receive net proceeds from the sale of shares of Series T Redeemable Preferred Stock in the primary offering of approximately $703.6 million, after deducting estimated offering expenses, including selling commissions and the dealer manager fee, payable by us of approximately $91.4 million.

This amendment replaces in its entirety the first paragraph under the subsection entitled “Series T Redeemable Preferred Stock” on page S-59 of the prospectus supplement with the following text:

Our board of directors, including our independent directors, has created out of the authorized and unissued shares of our preferred stock a series of redeemable preferred stock designated as the Series T Redeemable Preferred Stock. Up to 31,800,000 shares of Series T Redeemable Preferred Stock are being offered in our primary offering pursuant to this prospectus supplement, and up to 200,000 shares of our Series T Redeemable Preferred Stock are being offered pursuant to the Series T DRIP.

This amendment replaces in its entirety the first sentence of the second paragraph under the subsection entitled “Number of Shares of Series T Redeemable Preferred Stock to be Purchased for the Participant” on page S-73 of the prospectus supplement with the following text:

We are offering up to 200,000 shares of our Series T Redeemable Preferred Stock for sale under the Series T DRIP.

This amendment replaces in its entirety the first sentence under the section entitled “Plan of Distribution” and subsection entitled “General” on page S-82 of the prospectus supplement with the following text:

We are offering a maximum of 31,800,000 shares of our Series T Redeemable Preferred Stock in our primary offering through an affiliate of Bluerock, Bluerock Capital Markets, LLC, our dealer manager, on a “reasonable best efforts” basis, which means that the dealer manager is only required to use its good faith efforts and reasonable diligence to sell the Series T Redeemable Preferred Stock and has no firm commitment or obligation to purchase any specific number or dollar amount of the Series T Redeemable Preferred Stock.

This amendment replaces in its entirety the first sentence of the second paragraph under the section entitled “Plan of Distribution” and subsection entitled “General” on page S-82 of the prospectus supplement with the following text:

We are also offering up to 200,000 shares of Series T Redeemable Preferred Stock pursuant to a dividend reinvestment plan (the “Series T DRIP”) at $25.00 per share.

This amendment replaces in its entirety the table under the heading “Dealer Manager and Participating Broker-Dealer Compensation” on page S-83 of the prospectus supplement with the following text:

Selling commissions (maximum)	$55,650,000
Dealer manager fee (maximum)	$23,850,000
Total	$79,500,000

This amendment replaces in its entirety the third full paragraph on page S-84 of the prospectus supplement with the following text:

We will be responsible for the expenses of issuance and distribution of the shares of Series T Redeemable Preferred Stock in this offering, including registration fees, printing expenses and the company’s legal and accounting fees, which we estimate will total approximately $11.9 million (excluding selling commissions and dealer manager fees).

This amendment replaces in its entirety the subheading on the back page to the prospectus supplement with the following text:

Series T Redeemable Preferred Stock

Maximum of 31,800,000 Shares in Primary Offering

Maximum of 200,000 Shares Pursuant to Dividend Reinvestment Plan

(Liquidation Preference $25.00 per share of

Series T Redeemable Preferred Stock

(subject to adjustment))

2.	Extension of the Offering Period

This amendment replaces in its entirety the third paragraph under the section entitled “Plan of Distribution” and subsection entitled “General” on page S-82 of the prospectus supplement with the following text:

This primary offering is scheduled to terminate by the earlier of (i) the effectiveness of the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 20, 2021 or (ii) November 19, 2021. We may terminate this primary offering at any time, or may offer shares of Series T Redeemable Preferred Stock pursuant to a new registration statement, including a follow-on registration statement.